The Fund held its joint annual meeting of shareholders on April 30,2013. Common/Preferred shareholders voted as indicated below:
                                                                   Withheld
Corporate & Income Strategy			Affirmative	   Authority
Re-election of Deborah A. DeCotis
Class II to serve until the annual meeting for
the 2015-2016 fiscal year 			33,496,678 	   1,163,087
Re-election of James A. Jacobson*
Class II to serve until the annual meeting for
the 2015-2016 fiscal year 			5,184 		   207

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, Hans W. Kertess*, John C. Maney+, William B. Ogden, IV, and Alan Rappaport continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee